

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

September 11, 2009

Ms. Constance H. Lau
Chief Executive Officer
Hawaiian Electric Industries, Inc.
900 Richards Street
Honolulu, Hawaii 96813

      Re: Hawaiian Electric Industries, Inc.
              Hawaiian Electric Company, Inc.
              Form 10-K for the year ended December 31, 2008
              Filed February 27, 2009
              Form 8-K filed February 20, 2009
              Form 10-Q for the quarter ended June 30, 2009
              Filed August 7, 2009
              Form 8-K filed August 7, 2009
              File No. 1-08503

Dear Ms. Lau:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

General

1.   Unless otherwise indicated, the below comments have been written in the context of disclosures made by Hawaiian Electric Industries, Inc. Please confirm to us that you will also apply these comments to the disclosures made by Hawaiian Electric Company, Inc., where applicable.

Form 8-K filed February 20, 2009

HEI Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

Selected contractual obligations and commitments, page 11

2.   We read your statement under the tabular presentation of contractual obligations that "the tables above do not include other categories of obligations and commitments, such as . . .." Based on the list of items excluded, it appears that some of these may represent contractual obligations existing at your balance sheet date that management expects will require material cash payments in the future. If this is true, it appears to us that some analysis of these items would be necessary as part of your narrative analysis of liquidity in accordance with the guidance in Item 303(a)(1) of Regulation S-K. Please revise to provide your readers with your best estimate of these expected future cash outflows within your narrative analysis of liquidity, or explain to us in detail how your current presentation complies with Item 303(a)(1) of Regulation S-K.

Material estimates and critical accounting policies, page 16, page 47, and page 58

3.   In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your investment and mortgage-related securities for impairment or establishing your allowance for loan loss would have a material

effect on your financial condition or results of operations, the impact that could
result given the range of reasonably likely outcomes should be disclosed and
quantified.   Refer to Section V of our Release No. 33-8350.

Electric Utility, page 18

Results of Operations, page 21

Net energy metering, page 36

4.   We read your discussion of net energy metering. Please explain to us your
revenue recognition policy for customers using net energy metering, including
whether you record revenue on a gross or net basis and your basis in GAAP for
doing so. Also tell us how you determined you did not need to provide this
revenue recognition policy within your financial statements.

Bank, page 49

Material estimates and critical accounting policies, page 59

Investment and mortgage-related securities, page 59

5.   We read that upon recognizing an impairment loss, ASB applies SOP 03-3,
"Accounting for Certain Loans or Debt Securities Acquired in a Transfer" for
applicable securities in each subsequent reporting period. Please explain to us in
more detail when you apply SOP 03-3, why you believe this guidance is
appropriate to apply in those situations, and the impact of your application.

Notes to Consolidated Financial Statements

Note 1. Summary of significant accounting policies, page 71

Equity method, page 72

6.   We read that equity in earnings or losses of your equity method investees is
reflected in operating revenues. Please explain to us how you determined this
classification was appropriate and how you considered the guidance in Rule 5-03
of Regulation S-X. To help us better understand this matter, tell us what equity
method investments you hold other than your investment in HECO Capital Trust
III, if any, and quantify for us the amount of equity in earnings or losses recorded
within operating revenues for each year for which you present a statement of
income.

Property, plant and equipment, page 72

7. We note your discussion of power purchase agreements (PPAs) that may fall within the scope of EITF 01-8. Please confirm to us, if true, and consider clarifying to your readers that you currently have no such agreements. Alternatively, if you have PPAs that fall into the scope of EITF 01-8, tell us why you do not appear to discuss these PPAs further within your footnotes and why you do not appear to provide the capital lease disclosures required by SFAS 13.

8. We note your reference to operating leases within your table of contractual obligation on page 11, and we also note a reference to rent expense within your analysis of results of operations. Please tell us how you considered addressing such operating leases within your footnotes, including how you considered the disclosures required by SFAS 13. If you have not provided these disclosures because your operating rent expense is immaterial, please quantify for us the amount of such rent expense for each period for which you present a statement of operations.

Depreciation, page 72

9. We note your discussion of the useful lives and composite annual depreciation rate for property, plant and equipment related to your electric utility segment. However, it appears that you have about $60 million of property, plant and equipment beyond that owned by HECO. Please tell us where you have provided information about useful lives for this non-utility property, plant and equipment.

Note 4. Bank Subsidiary, page 95

Loans receivable, page 100

10. We read in the middle of page 101 that as of December 31, 2008 you had standby letters of credit totaling $19 million. Please tell us how you considered the provisions of FIN 45 and the need to record a liability for your obligation under these guarantees.

Assets measured at fair value on a nonrecurring basis, page 103

11. Please tell us where you have disclosed, for fair value measurements using significant unobservable inputs (Level 3), a description of the inputs and the information used to develop the inputs and a description of the valuation technique used to measure fair value as contemplated by paragraph 33(c) and (d) of SFAS 157.

Note 8. Retirement Benefits, page 112

12.   We read on page 113 that the PUC required a refund of revenues associated with the inclusion of HECO's pension asset in rate base for HECO's 2005 test year case and that HECO's 2007 test year rate case did not include HECO's pension asset in the rate base. We also note that MECO's 2007 test year rate case did not include MECO's pension asset in the rate base. We then read that the electric utilities have reclassified to a regulatory asset charges for retirement benefits that would otherwise be recorded in AOCI pursuant to SFAS 158. Based on your current disclosures, it is unclear to us what types of retirement benefit expenses ultimately were permitted to be included in your subsidiaries' rate bases and what types of retirement benefit expenses ultimately were not permitted to be recovered through future rates. Furthermore, given the fact that the PUC appears to have disallowed the recovery of a significant amount of your retirement benefit costs through rates, it is unclear to us how you determined the regulatory assets related to retirement benefit plans and OPEBs as seen in Note 3 are appropriate under paragraph 9 of SFAS 71. Please advise, and revise your disclosure in future filings to clarify this matter to your readers.

Note 10. Income Taxes, page 119

13.   We note in your tables showing the detail of deferred tax liabilities on page 120 an item titled "Change in accounting method." Please explain to us in more detail what this change was and how it led to a deferred tax liability, including whether this relates to FIN 48. Please also clarify this matter to your readers.

HECO Exhibit 99

Consolidated Statements of Income, page 8

14.   Please explain to us why you have classified income taxes related to operating activities within operating expenses and income taxes related to nonoperating activities within other, net, and your basis in GAAP for so doing. Also tell us how you considered the guidance in Rule 5-03 of Regulation S-X when determining the classification of income tax expense within your statements of income. We note that you appear to have reclassified all of these income tax amounts to the line item titled "income taxes" in HEI's consolidated statements of income.

15.   Please tell us how you determined it was appropriate to present the subtotal "Income before interest and other charges" on the face of your statements of operations. Refer to Rule 5-03 of Regulation S-X.

16.   Please tell us why you have netted together the revenues and operating expenses related to HECO's unregulated subsidiaries and classified this net amount within non-operating income in the line item titled "Other, net." In this regard, we note that you have reclassified these items within HEI's consolidated financial statements to be within revenues and operating expense, respectively, which results in this net amount being included within the subtotal "Operating income" on HEI's financial statements, and it is unclear to us why you would not use the same classification in the financial statements of both HECO and HEI.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

HECO Consolidated Statements of Income, page 23

17.   Please refer to the line items labeled "Income before preferred stock dividends of HECO and subsidiaries" and "Income before preferred stock dividends of HECO." It is unclear to us that these captions fully comply with the guidance in SFAS 160 and the guidance in Rule 5-03 of Regulation S-X. Please consider revising these line items to use captions similar to "Net income" and "Net income attributable to HECO," respectively, as we believe these captions will be understood more easily by your investors.

Form 8-K filed August 7, 2009

18.   We note your use of non-GAAP financial measures adjusted noninterest income and adjusted non-interest expense. We read that you believe the presentations of such financial measures on this basis provide useful supplemental information and a clearer picture of the bank's operating performance, and are a better indicator of the bank's ongoing core operating activities. Please explain to us how you considered each item in Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In future filings, please expand your disclosure to explain in better detail the purposes for which management uses these measures to evaluate your operating performance. For example, if these measures are used to determine employees' bonuses or other compensation, you should disclose that. As another example, if you use these measures solely for informational purposes when comparing yourself to your competitors, you should disclose that. Refer to Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief